UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ITS CEO ATTENDING HYUNDAI STEEL’S BLAST FURNACE COMMISSIONING
CEREMONY
Moscow, Russia – April 12, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces participation of Mechel’s CEO
Igor Zyuzin in the Hyundai Steel’s blast furnace commissioning ceremony.
On April 8, 2010, Igor Zyuzin, Mechel’s CEO and Dmitry Sokolov, Mechel’s
representative in South Korea participated in the official ceremony of a new blast furnace commissioning at Hyundai Steel’s steel mill in Dangjin. The event was attended by the South Korean President Lee Myung-bak, South Korean Minister
of Knowledge Economy Choi Kyung-hwan, Chairman of the Federation of Korean
Industries Cho Suck-rae, Chairman of Hyundai-Kia Automotive Group Chung Mong Koo
and other representatives of government and business.
The launched blast furnace is one of the largest ones in the world. Its estimated output volume is about 4 million tonnes of pig iron per annum. In 2010 it is expected to produce approximately 2.5 million tonnes of pig iron. The second blast furnace with similar parameters is planned to be launched at this plant in the late 2010. When the project is completed, the plant’s production capacity would amount 8 million tonnes of pig iron per annum.
Mechel and Hyundai Steel signed a long-term coking coal supply agreement in
February 2009. Under this agreement, hard coking coal produced by OJSHC
Yakutugol will be supplied to Hyundai Steel during 5 years starting from April
1, 2010.
Within the framework of this agreement, in June 2009 Mechel Trading AG, Mechel group’s exporting company, and Hyundai Steel signed a contract to deliver coal via Mechel group’s trade port Posiet.
“It’s a great pleasure for us to see the success of our partners from Hyundai
Steel. Construction of the pig-iron production facility in Dangjin is actually a large-scale and challenging project, and one of its most important stages has been successfully completed today. We started our cooperation with Hyundai Steel last February and highly appreciate the results of our joint efforts. We are ready to support our partners’ endeavours to develop and expand their blast furnace steel production by supplies of our coking coal. All the more, we will both benefit while using Mechel’s own logistic capacities. Additional advantage for us is convenient geography position of our companies towards each other”,
Igor Zyuzin, Mechel’s CEO said after the ceremony.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 12, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO